

Dede Perkins · 3rd
Chief Executive Officer at ProCanna
Gorham, Maine, United States · Contact info
500+ connections

 ProCanna USA

Colby Colby College

Experience


Chief Executive Officer
ProCanna USA · Full-time
Sep 2020 – Present · 1 yr 3 mos

ProCanna is a SaaS startup launching a compliance, operations, and knowledge management solution for the cannabis industry.


Co-Founder, Board Member
Gorham Village Alliance
May 2017 – Jun 2021 · 4 yrs 2 mos
Gorham, Maine

Economic Empowerment: Working to enhance the economic, cultural, and community climate in the downtown area of Gorham, one of the fastest-growing communities in Maine.


Treasurer, VP, Board Member
Gorham Food Pantry
2003 – Dec 2020 · 17 yrs
Gorham, Maine

The Gorham Food Pantry offers food assistance at no cost to any Gorham resident in need.


Technical Writer
Harvest Health & Recreation, Inc.
Aug 2015 – Aug 2020 · 5 yrs 1 mo
Tempe, AZ


Principal
A Few Good Words
Apr 2007 – Oct 2018 · 11 yrs 7 mos

Show 5 more experiences ⌄

Education


Colby College
BA, English and Government
1979 – 1983


American University
Washington Semester
1981 – 1981

Licenses & certifications


Certified GRC Professional (GRCP)
OCEG (Open Compliance & Ethics Group)
Issued Jan 2020 · No Expiration Date